SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13d-1(b) and (c) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               Media Metrix, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    58440X103
                                    ---------
                                 (CUSIP Number)

                                  May 12, 1999
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58440X103                    13G                     Page 2 of 7 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The NPD Group, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        4,140,560 shares of Common Stock, par value $.01
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0 shares of Common Stock, par value $.01
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              4,140,560 shares of Common Stock, par value $.01
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0 shares of Common Stock, par value $.01
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,140,560 shares of Common Stock, par value $.01
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      21.0% of Common Stock, par value $.01
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58440X103                    13G                     Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Tod Johnson
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        4,140,560 shares of Common Stock, par value $.01
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0 shares of Common Stock, par value $.01
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              4,140,560 shares of Common Stock, par value $.01
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0 shares of Common Stock, par value $.01
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,140,560 shares of Common Stock, par value $.01
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      21.0% of Common Stock, par value $.01
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 1999.

Item 1(a) Name of Issuer:

           Media Metrix, Inc.
           250 Park Avenue South, 7th Floor
           New York, New York 10003

Item 1(b) Address of Issuer's Principal Executive Offices:

           250 Park Avenue South, 7th Floor
           New York, New York 10003

Item 2(a) Name of Persons Filing:

           See Item 1 of each cover page attached hereto

Item 2(b) Address of Principal Business Office, or if none, Residence:

           The NPD Group, Inc.:

           The NPD Group, Inc.
           900 West Shore Road
           Port Washington, New York 11050

           Tod Johnson:

           Tod Johnson
           c/o Media Metrix, Inc.
           250 Park Avenue South, 7th Floor
           New York, New York 10003

Item 2(c) Citizenship:

           See Item 4 of each cover page attached hereto

Item 2(d) Title of Class of Securities:

           Common Stock, par value $.01

Item 2(e) CUSIP Number:

           58440X103

Item 3 Identity of Reporting Persons:

           Not Applicable

Item 4 Ownership:

      (a) Amount beneficially owned: See Item 9 of each cover page attached hereto.

      (b)   Percent of Class:

            See Item 11 of each cover page attached hereto.

      (c)   Number of Shares Beneficially Owned by each Reporting Person:

            (i) sole voting power: 4,140,560 shares of Common Stock, par value $.01.

            (ii)  shared voting power: 0 shares of Common Stock, par value $.01.

            (iii) sole dispositive power: 4,140,560 shares of Common Stock, par value $.01.

            (iv) shared dispositive power: 0 shares of Common Stock, par value $.01.

      The NPD Group, Inc., a New York corporation, is the record and beneficial holder of the shares of Common Stock reported herein. Tod Johnson is the majority shareholder, sole director and chief executive officer of The NPD Group, Inc., and therefore may be deemed to beneficially own the shares of Common Stock held by The NPD Group, Inc. for Federal securities law purposes.

Item 5 Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable

Item 8 Identification and Classification of Members of the Group:

            Not Applicable

Item 9 Notice of Dissolution of Group:

            Not Applicable

Item 10 Certification:

            Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 11, 2000

                                      THE NPD GROUP, INC.


                                      By: /s/ Tod Johnson
                                          ------------------------------
                                          Name:  Tod Johnson
                                          Title: Chief Executive Officer


                                          /s/ Tod Johnson
                                          ------------------------------
                                          Tod Johnson